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July 19, 2006

VIA EDGAR

Michael L. Kosoff
Staff Attorney -- Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re: Registration Statement on Form N-4 File No. 333-119424

Dear Mr. Kosoff:

Presented below please find our responses to your inquiries dated July 18, 2006 (marked in italics) in response to our letter to you dated July 18, 2006:

       1. With regard to page 7 of the revised black-line (Fee table), please consider removing the term "Additional" from "Maximum Additional Optional Charges." This is to avoid any confusion that might occur and prevent the investor from thinking that these riders can be used in addition to the riders listed above it.

Agreed.

       2. With regard to the Example on page 9, please include in the third paragraph that the example includes the MAV Plus rider.

The Example already states that the data includes the maximum optional fees. However, we can add the following parenthetical: "(including the MAV Plus Rider)".

       3. With regard to comment 23, please consider removing the added language as it does not work to enhance the readability of the prospectus. Our comment was, can a contract holder only use the DCA Plus program at the time they make a premium payment at $5k or more?" If this is not the case, revise the prospectus language to reflect when one can enroll in the DCA Plus Program.

The response to your specific question is yes. As discussed in the current prospectus, the DCA Plus program can be established by making an initial Premium Payment of not less than $5,000. Each subsequent Premium Payment that we receive during an active Program transfer period must also be not less than $5,000. We therefore respectfully submit that no further amendments are needed.

       4. Please revise your response to comment 34, the response does not seem clear.

We propose revising this response as follows:

"Yes. We reserve the right to treat all deferred variable annuities that you buy from us or our affiliates as a single contract for the purposes of determining your total death benefits. These limits will be applied if you make $5 million or more in total aggregate Premium Payments. If applicable, the aggregate limit on total death benefits payable by us or our affiliates will never exceed a maximum of:

       - $5 million of Premium Payments (as reduced by an adjustment for Surrenders), or

       -   Contract Value plus $1 million.

Any reduction in death benefits will be in proportion to the Contract Value of each deferred variable annuity at the time of reduction."

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       5.   With regard to response number 64, the term "investment" seems ambiguous and does not adequately describe the rider. Please consider using the following language, or something similar:

"Protect principal from poor market performance, provide longevity protection through Lifetime Benefit Payments, and ensure a Death Benefit EQUAL TO THE GREATER OF PREMIUM PAYMENTS REDUCED FOR PARTIAL SURRENDERS OR CONTRACT VALUE."

Agreed.

       6. With regard to response number 65, please explain in the text of the prospectus how the covered life is selected.

As discussed, we direct your attention to the definition of "Relevant Covered Life" in section 8(a).

We hereby acknowledge that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. We acknowledge that the review of the filing by the Staff of the Commission does not relieve the registrant of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, we acknowledge that the registrant may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your continued cooperation and attention to this matter. Please feel free to contact or me if you have any questions or if we may be of further assistance.

Very truly yours,

/s/ Richard Wirth

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